Exhibit 99.9
11 October 2019
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 11 October 2019 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	11 October 2019
Number of ordinary shares purchased	6,046
Average price paid (pence)	4109.2988
Highest price paid (pence)	4136.0000
Lowest price paid (pence)	4083.0000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,262,977,348 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own shares
ISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: BST
Currency: GBp
Aggregated Information
Date of purchase: 11 October 2019
Number of ordinary shares purchased: 6,046
Volume weighted average price paid per share (pence): 4109.2988

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
11-Oct-2019 08:05:06	79	4101.0000	XLON	01002010000002975-E0fknNHNjKuU20191011
11-Oct-2019 08:05:08	111	4099.0000	XLON	11002110000002977-E0fknNHNjL9I20191011
11-Oct-2019 08:07:12	165	4114.0000	XLON	11002110000004375-E0fknNHNjTbn20191011
11-Oct-2019 08:07:13	164	4112.5000	XLON	11002110000004344-E0fknNHNjTgG20191011
11-Oct-2019 08:08:21	114	4116.5000	XLON	01002010000005029-E0fknNHNjWyU20191011
11-Oct-2019 08:08:40	3	4114.5000	XLON	11002110000005028-E0fknNHNjXjI20191011
11-Oct-2019 08:08:40	73	4114.5000	XLON	11002110000005028-E0fknNHNjXj520191011
11-Oct-2019 08:11:21	83	4104.0000	XLON	01002010000007444-E0fknNHNjfCp20191011
11-Oct-2019 08:11:49	92	4099.5000	XLON	11002110000007707-E0fknNHNjghx20191011
11-Oct-2019 08:13:24	76	4101.0000	XLON	01002010000008507-E0fknNHNjkKU20191011
11-Oct-2019 08:13:27	114	4099.5000	XLON	11002110000008480-E0fknNHNjkQn20191011
11-Oct-2019 08:18:30	169	4092.5000	XLON	11002110000011081-E0fknNHNjxxK20191011
11-Oct-2019 08:18:31	203	4092.0000	XLON	01002010000011073-E0fknNHNjy2S20191011
11-Oct-2019 08:19:00	135	4086.5000	XLON	11002110000011179-E0fknNHNjz0c20191011
11-Oct-2019 08:20:10	230	4083.0000	XLON	11002110000011586-E0fknNHNk1og20191011
11-Oct-2019 08:22:40	86	4084.0000	XLON	01002010000012911-E0fknNHNk75l20191011
11-Oct-2019 08:22:40	155	4084.0000	XLON	11002110000012890-E0fknNHNk75j20191011
11-Oct-2019 08:23:24	116	4091.5000	XLON	01002010000013285-E0fknNHNk9ds20191011
11-Oct-2019 08:23:59	116	4093.0000	XLON	01002010000013492-E0fknNHNkBYx20191011
11-Oct-2019 08:25:02	99	4092.5000	XLON	01002010000014108-E0fknNHNkECm20191011
11-Oct-2019 08:28:49	77	4102.0000	XLON	11002110000016195-E0fknNHNkNN320191011
11-Oct-2019 08:28:51	77	4101.0000	XLON	11002110000016093-E0fknNHNkNTk20191011
11-Oct-2019 08:30:03	76	4097.5000	XLON	11002110000016683-E0fknNHNkQES20191011
11-Oct-2019 08:31:33	76	4098.5000	XLON	01002010000017295-E0fknNHNkURH20191011
11-Oct-2019 08:32:34	92	4106.5000	XLON	11002110000017684-E0fknNHNkXAT20191011
11-Oct-2019 08:32:41	77	4105.0000	XLON	01002010000017784-E0fknNHNkXZ520191011
11-Oct-2019 08:34:40	272	4112.5000	XLON	01002010000018655-E0fknNHNkclV20191011
11-Oct-2019 08:34:46	188	4112.0000	XLON	01002010000018552-E0fknNHNkd6K20191011
11-Oct-2019 08:34:46	26	4112.0000	XLON	01002010000018552-E0fknNHNkd6I20191011
11-Oct-2019 08:35:20	77	4114.5000	XLON	11002110000018808-E0fknNHNkeUf20191011
11-Oct-2019 08:37:15	76	4109.0000	XLON	01002010000019359-E0fknNHNkiv020191011
11-Oct-2019 08:38:46	80	4109.5000	XLON	11002110000019891-E0fknNHNkm6H20191011
11-Oct-2019 08:41:30	76	4111.0000	XLON	11002110000021661-E0fknNHNksHg20191011
11-Oct-2019 08:43:06	76	4112.5000	XLON	01002010000022221-E0fknNHNkvfh20191011
11-Oct-2019 08:43:44	84	4114.5000	XLON	11002110000022814-E0fknNHNkx6J20191011
11-Oct-2019 08:46:15	84	4113.0000	XLON	01002010000023995-E0fknNHNl2rP20191011
11-Oct-2019 08:46:21	77	4112.0000	XLON	01002010000023735-E0fknNHNl36s20191011
11-Oct-2019 08:47:13	5	4117.0000	XLON	11002110000024272-E0fknNHNl4sW20191011
11-Oct-2019 08:47:13	71	4117.0000	XLON	11002110000024272-E0fknNHNl4sY20191011
11-Oct-2019 08:48:37	99	4111.0000	XLON	11002110000024928-E0fknNHNl7t920191011
11-Oct-2019 08:51:08	77	4113.5000	XLON	11002110000026163-E0fknNHNlD6p20191011
11-Oct-2019 08:51:15	77	4112.5000	XLON	11002110000026054-E0fknNHNlDJz20191011
11-Oct-2019 08:53:25	77	4117.5000	XLON	11002110000027257-E0fknNHNlGsv20191011
11-Oct-2019 08:55:19	84	4115.0000	XLON	01002010000028104-E0fknNHNlL1Q20191011
11-Oct-2019 08:57:58	76	4118.5000	XLON	01002010000029065-E0fknNHNlPuC20191011
11-Oct-2019 08:59:04	77	4118.5000	XLON	01002010000029397-E0fknNHNlS1320191011

Transaction Date and Time	Volume	Price (GBp)	Platform	Transaction Reference Number
11-Oct-2019 09:01:09	41	4119.0000	XLON	01002010000030268-E0fknNHNlWaH20191011
11-Oct-2019 09:01:09	43	4119.0000	XLON	01002010000030268-E0fknNHNlWaF20191011
11-Oct-2019 09:02:56	76	4121.5000	XLON	11002110000031005-E0fknNHNla8E20191011
11-Oct-2019 09:03:52	76	4120.0000	XLON	11002110000031191-E0fknNHNlbvL20191011
11-Oct-2019 09:06:12	76	4123.0000	XLON	01002010000032224-E0fknNHNlfE820191011
11-Oct-2019 09:07:27	76	4127.5000	XLON	01002010000032598-E0fknNHNlhbv20191011
11-Oct-2019 09:08:30	81	4128.5000	XLON	01002010000032960-E0fknNHNljSv20191011
11-Oct-2019 09:10:32	79	4136.0000	XLON	01002010000033735-E0fknNHNlnvB20191011
11-Oct-2019 09:13:26	76	4128.0000	XLON	01002010000034769-E0fknNHNlsda20191011
11-Oct-2019 09:15:14	119	4127.5000	XLON	11002110000035174-E0fknNHNlvEw20191011
11-Oct-2019 09:23:25	82	4127.0000	XLON	11002110000037660-E0fknNHNm7wx20191011
11-Oct-2019 09:25:58	84	4131.5000	XLON	11002110000038387-E0fknNHNmBit20191011
11-Oct-2019 09:33:35	78	4130.0000	XLON	01002010000041103-E0fknNHNmOD520191011
11-Oct-2019 09:35:31	38	4131.5000	XLON	01002010000041570-E0fknNHNmRdk20191011
11-Oct-2019 09:35:32	3	4131.5000	XLON	01002010000041570-E0fknNHNmRiw20191011
11-Oct-2019 09:44:56	81	4129.0000	XLON	01002010000044754-E0fknNHNmr4620191011
11-Oct-2019 09:55:29	84	4127.0000	XLON	01002010000047741-E0fknNHNnIMK20191011
11-Oct-2019 09:57:12	76	4126.5000	XLON	01002010000048182-E0fknNHNnLbB20191011
11-Oct-2019 10:03:24	43	4131.5000	XLON	11002110000049691-E0fknNHNnVaf20191011
11-Oct-2019 10:03:24	33	4131.5000	XLON	11002110000049691-E0fknNHNnVaj20191011
11-Oct-2019 10:05:10	84	4132.0000	XLON	11002110000050139-E0fknNHNnYeE20191011

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
John Smelt
T +44 20 7781 1654
M +44 7879 642 675

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Nick Parkinson
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M +44 7810 657 556
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